SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 8 July 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT

8 July 2011

EXCHANGE OFFERS AND CONSENT SOLICITATIONS

FIRST RESULTS ANNOUNCEMENT

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND (THE “BANK”) ANNOUNCES THE FIRST RESULTS OF ITS EXCHANGE OFFERS AND CONSENT SOLICITATIONS ANNOUNCED ON 8 JUNE 2011 (THE “OFFERS”).

This announcement is the First Results Announcement.

Results of the Exchange Offers

As at the Expiration Deadline of 5.00 p.m. (New York time) on 7 July 2011, the aggregate nominal amount of each Series of Existing Securities (other than the Delayed Settlement Security**) validly Offered for Exchange for each of the Option 1 Consideration (Allotment Instruments convertible into Ordinary Stock) and Option 2 Consideration (cash) is as follows:

Issuer	Description	Outstanding amount	Amount offered for Option 1 Consideration	Amount offered for Option 2 Consideration
Tier 1 Existing Securities:
BOI Capital Funding (No.1) LP	Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (ISIN: XS0213178295)	€215,866,000	€96,072,000	€53,724,000
BOI Capital Funding (No.2) LP	Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (ISIN: USG12255AA64/ US055967AA11; CUSIP: 055967AA1)	U.S.$61,271,000	U.S.$55,230,000	U.S.$3,415,000
BOI Capital Funding (No.3) LP	Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (ISIN: USG122550AA77/ US05568AAA88; CUSIP: 05568AAA8)	U.S.$19,797,000	U.S.$13,810,000	U.S.$2,287,000
BOI Capital Funding (No.4) LP	Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (ISIN: XS0268599999)	£5,070,000	£4,320,000	£750,000
Bank of Ireland UK Holdings plc	6.25 per cent. Guaranteed Callable Perpetual Preferred Securities (ISIN: XS0165122655)	£40,146,000	£39,432,000	£472,000
Bank of Ireland UK Holdings plc	7.40 per cent. Guaranteed Step-up Callable Perpetual Preferred Securities (ISIN: XS0125611482)	€253,335,000	€108,017,000	€16,777,000
Upper Tier 2 Existing Securities:
The Governor and Company of the Bank of Ireland (in substitution for Bristol & West plc)*	13.375 per cent. Unsecured Perpetual Subordinated Bonds (ISIN: GB0000510312)	£75,000,000	N/A*	N/A*
The Governor and Company of the Bank of Ireland	Undated Floating Rate Primary Capital Notes (ISIN: IE0000750319)	U.S.$75,140,000	U.S.$64,710,000	U.S.$10,390,000
Lower Tier 2 Existing Securities:
The Governor and Company of the Bank of Ireland**	Fixed/Floating Dated Subordinated Notes due September 2015 (ISIN: CA062786AA67)	CAD138,721,000	N/A**	N/A**
The Governor and Company of the Bank of Ireland	Fixed/Floating Dated Subordinated Notes due September 2018 (ISIN: CA062786AD07)	CAD89,733,000	CAD38,459,000	CAD2,000
The Governor and Company of the Bank of Ireland	Callable Step-up Floating Rate Subordinated Notes due January 2017 (ISIN: XS0283474483)	€91,100,000	€87,100,000	€Nil
The Governor and Company of the Bank of Ireland	Callable Step-up Floating Rate Subordinated Notes due 2017 (ISIN: XS0223310862)	€48,100,000	€33,100,000	€2,350,000
The Governor and Company of the Bank of Ireland	Callable Fixed/Floating Dated Subordinated Notes due January 2018 (ISIN: XS0238792393)	£57,736,000	£57,400,000	£122,000
The Governor and Company of the Bank of Ireland	10.75 per cent. Subordinated Bonds due 2018 (ISIN: XS0044196425)	£27,117,000	£24,805,000	£611,000
The Governor and Company of the Bank of Ireland	Callable Step-up Floating Rate Subordinated Notes due July 2018 (ISIN: XS0309177318)	U.S.$184,241,000	U.S.$179,585,000	U.S.$420,000
The Governor and Company of the Bank of Ireland	Fixed/Floating Rate Subordinated Notes due 2019 (ISIN: XS0186652557)	€201,487,000	€177,508,000	€4,848,000
The Governor and Company of the Bank of Ireland	10 per cent. Subordinated Notes due 2020 (ISIN: XS0487711656)	£87,147,000	£61,983,000	£437,000
The Governor and Company of the Bank of Ireland	10 per cent. Subordinated Notes due 2020 (ISIN: XS0487711573)	€747,056,000	€530,160,000	€10,993,000
The Governor and Company of the Bank of Ireland	Callable Subordinated Step-up Notes due September 2020 (ISIN: XS0381705549)	£272,128,000	£267,922,000	£2,482,000

* The Exchange Offer in respect of the Bank's 13.375 per cent. Unsecured Perpetual Subordinated Bonds (ISIN: GB0000510312) (the "13.375% Securities") was terminated by the Bank on 28 June 2011.

** The Expiration Deadline for the Exchange Offer in respect of the Bank's Fixed/Floating Dated Subordinated Notes due September 2015 (ISIN: CA062786AA67) (the "Delayed Settlement Security") has not yet occurred.  As at 5.00 p.m. (New York time) on 7 July 2011, CAD33,285,000 and CAD165,000 in aggregate nominal amount of the Delayed Settlement Security had been validly offered for exchange Option 1 Consideration and Option 2 Consideration, respectively. .
____________

The Bank will (subject, in the case of Option 1 Offers, to satisfaction or waiver of the Exchange Offer Conditions) accept all such Offers to Exchange. Accordingly, the Bank expects (subject to satisfaction or waiver of the Exchange Offer Conditions) to issue €654,174,605 in principal amount of Allotment Instruments, and make Cash Payments equal to €10,120,980, U.S.$2,474,200, £814,340 and CAD400, on the First Settlement Date.

Late Participation FX Rates

The Late Participation FX Rates, determined in accordance with the terms of the Offers are set out below:

Late Participation U.S. dollar FX Rate:                                              1.4302

Late Participation Sterling FX Rate:                                                  0.89602

Late Participation Canadian dollar FX Rate:                                       1.3711

The Late Participation FX Rates are versus euro and are relevant for determining the Euro-Equivalent Option 1 Consideration Amounts in respect of non-euro denominated Existing Securities which were Offered for Exchange for Option 1 Consideration after the Early Participation Deadline and before the Expiration Deadline (except as regards the Delayed Settlement Security).

Results of the Consent Solicitations

The Meetings of the holders of all Series of Existing Securities (other than the Delayed Settlement Security) were convened for 7 July 2011.  Save as set out in footnote 1 to the table below, all such Meetings were quorate. The following table sets out whether the relevant Extraordinary Resolution was passed at each such Meeting:

Issuer	Description	Extraordinary Resolution passed
Tier 1 Existing Securities:
BOI Capital Funding (No.1) LP	Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (ISIN: XS0213178295)	Yes
BOI Capital Funding (No.2) LP	Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (ISIN: USG12255AA64/ US055967AA11; CUSIP: 055967AA1)	Yes
BOI Capital Funding (No.3) LP	Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (ISIN: USG122550AA77/ US05568AAA88; CUSIP: 05568AAA8)	Yes
BOI Capital Funding (No.4) LP	Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (ISIN: XS0268599999)	Yes
Bank of Ireland UK Holdings plc	6.25 per cent. Guaranteed Callable Perpetual Preferred Securities (ISIN: XS0165122655)	Yes
Bank of Ireland UK Holdings plc	7.40 per cent. Guaranteed Step-up Callable Perpetual Preferred Securities (ISIN: XS0125611482)	No
Upper Tier 2 Existing Securities:
The Governor and Company of the Bank of Ireland (in substitution for Bristol & West plc)*	13.375 per cent. Unsecured Perpetual Subordinated Bonds (ISIN: GB0000510312)	No*
The Governor and Company of the Bank of Ireland	Undated Floating Rate Primary Capital Notes (ISIN: IE0000750319)	Yes
Lower Tier 2 Existing Securities:
The Governor and Company of the Bank of Ireland**	Fixed/Floating Dated Subordinated Notes due September 2015 (ISIN: CA062786AA67)	N/A**
The Governor and Company of the Bank of Ireland	Fixed/Floating Dated Subordinated Notes due September 2018 (ISIN: CA062786AD07)	No
The Governor and Company of the Bank of Ireland	Callable Step-up Floating Rate Subordinated Notes due January 2017 (ISIN: XS0283474483)	Yes
The Governor and Company of the Bank of Ireland	Callable Step-up Floating Rate Subordinated Notes due 2017 (ISIN: XS0223310862)	No
The Governor and Company of the Bank of Ireland	Callable Fixed/Floating Dated Subordinated Notes due January 2018 (ISIN: XS0238792393)	Yes
The Governor and Company of the Bank of Ireland	10.75 per cent. Subordinated Bonds due 2018 (ISIN: XS0044196425)	Yes
The Governor and Company of the Bank of Ireland	Callable Step-up Floating Rate Subordinated Notes due July 2018 (ISIN: XS0309177318)	Yes
The Governor and Company of the Bank of Ireland	Fixed/Floating Rate Subordinated Notes due 2019 (ISIN: XS0186652557)	Yes
The Governor and Company of the Bank of Ireland	10 per cent. Subordinated Notes due 2020 (ISIN: XS0487711656)	No
The Governor and Company of the Bank of Ireland	10 per cent. Subordinated Notes due 2020 (ISIN: XS0487711573)	No
The Governor and Company of the Bank of Ireland	Callable Subordinated Step-up Notes due September 2020 (ISIN: XS0381705549)	Yes

*  On 28 June 2011, the Bank announced the termination of the Exchange Offer in respect of the 13.375% Securities. As noted in that announcement, the notice convening the Meeting of holders of the 13.375% Securities was irrevocable, and accordingly the Meeting was held in accordance with such notice. However, the necessary quorum for the Meeting was not present at the scheduled time. The terms of the 13.375% Securities provide that, in the event of a scheduled meeting not being quorate, an adjourned Meeting must be held.  Accordingly, the Bank expects to convene an adjourned Meeting in respect of the 13.375% Securities, and will give appropriate notice to holders in due course.

However, as announced on 28 June 2011, the Bank reaffirms that it will take no action in relation to implementing the Extraordinary Resolution in respect of the 13.375% Securities, even if the Extraordinary Resolution is passed at the adjourned Meeting. Accordingly, the outcome of the adjourned Meeting will be of no consequence.

**  The Meeting in respect of the Delayed Settlement Security has not yet taken place.
____________

 For further information:

Brian Kealy
Head of Capital Management
Tel. +353 76 623 4719

Colin Reddy
Capital Management
Tel. +353 76 623 4722

OFFER RESTRICTIONS

This announcement does not constitute an offer of any securities for any purpose.

 The Offers are not available to, and do not constitute an offer or an invitation to participate in the Offers in any jurisdiction in or from which, or to any person to whom, it is unlawful to make such offer or invitation under applicable laws. No Offer is being made to or may be accepted by any person or entity who is (a) located in the United States or (b) a U.S. Person (as defined in Regulation S under the United States Securities Act of 1933), other than entities who are Qualified Institutional Buyers (as defined in Rule 144A under the Securities Act).

None of the securities referred to above, including the Ordinary Stock and the Allotment Instruments, have been, and nor will they be, registered under the Securities Act or the securities laws of any state or jurisdiction of the United States, and none of the securities referred to above may be offered, sold or delivered, directly or indirectly, in the United States or to U.S. Persons absent an applicable exemption from the registration requirements of the Securities Act.

 The Offers are being made, and any Allotment Instruments (which will convert into ordinary stock of the Bank) are being offered and will be issued, only to persons (i) that are persons other than "U.S. Persons", as that term is defined in Regulation S under the United States Securities Act of 1933 (as amended, the "Securities Act"), in offshore transactions in reliance upon Regulation S under the Securities Act or (ii) that are "Qualified Institutional Buyers", as that term is defined in rule 144A under the Securities Act, in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act or (together "Eligible Holders"). Only Eligible Holders are authorised to participate in the Offers.

 None of the Allotment Instruments, the ordinary stock or the securities referred to above have been or will be registered under the Securities Act, or any state securities laws. Accordingly, the Allotment Instruments and ordinary stock will be subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and other applicable securities laws, pursuant to an exemption from registration. Registration rights will not be granted in favour of the Allotment Instruments or ordinary stock. Ordinary stock acquired upon conversion of the Allotment Instruments may not, without the Bank's consent, be deposited into any depositary facility for ordinary stock of the Bank, other than a restricted depositary receipt, established or maintained by a depositary bank (including the Bank's ADR facility pursuant to which The Bank of New York Mellon Corporation acts as the depositary bank) until the date that is at least one year after the relevant settlement date (subject to the terms of the applicable deposit agreement) and may not be offered, sold, pledged or otherwise transferred except outside the United States in accordance with Rule 903 or Rule 904 of Regulation S.

 None of the U.S. Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of any of the Offers or of the securities to be issued in the Offers or determined if any of the documents or materials relating to the Offers is truthful or complete. Any representation to the contrary is a criminal offence.

 The distribution of this announcement and any other documents or materials relating to the Offers in certain jurisdictions may be restricted. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions. This announcement and any other documents or materials relating to the Offers do not constitute, and may not be used for the purpose of, an offer or solicitation to the public or to anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation.

 Note: None of the Minister for Finance, the Department of Finance, the Irish Government, the National Pensions Reserve Fund Commission, the National Treasury Management Agency or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser (including without limitation legal and financial advisors) of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this announcement or any document referred to in this announcement or any supplement or amendment thereto (each a "Transaction Document"). Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of any Transaction Document. No Relevant Person has authorised or will authorise the contents of any Transaction Document, or has recommended or endorsed the merits of the offering of securities or any other course of action contemplated by any Transaction Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 8 July 2011